As filed with the Securities and Exchange Commission on
                                  June 30, 2003

                                File No. 70-10120

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                -------------------------------------------------

                      PRE-EFFECTIVE AMENDMENT NO. 2 TO THE
                             APPLICATION-DECLARATION
                                   ON FORM U-1
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                -------------------------------------------------

                               UNITIL CORPORATION
                    FITCHBURG GAS AND ELECTRIC LIGHT COMPANY
                           Unitil Energy Systems, Inc.
                               UNITIL POWER CORP.
                               UNITIL REALTY CORP.
                              UNITIL RESOURCES INC.
                              UNITIL SERVICE CORP.
                               6 Liberty Lane West
                        Hampton, New Hampshire 03842-1720
                ------------------------------------------------
                  (Name of companies filing this statement and
                     address of principal executive offices)

                               UNITIL CORPORATION
                               6 Liberty Lane West
                        Hampton, New Hampshire 03842-1720
                -------------------------------------------------
                 (Name of top registered holding company parent)

                                 Mark H. Collin
           Senior Vice President, Chief Financial Officer & Treasurer
                               UNITIL CORPORATION
                               6 Liberty Lane West
                        Hampton, New Hampshire 03842-1720
                -------------------------------------------------
                     (Name and address of agent for service)



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                  The Commission is requested to mail copies of
                   all orders, notices and communications to:

                            Sheri E. Bloomberg, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                            New York, New York 10019



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ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

     Unitil Corporation, a New Hampshire corporation ("Unitil") and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly owned subsidiary companies, Fitchburg Gas and Electric Light Company ("Fitchburg"), Unitil Energy Systems, Inc. ("Unitil Energy"), Unitil Power Corp. ("Unitil Power"), Unitil Realty Corp. ("Unitil Realty"), Unitil Resources, Inc. ("Unitil Resources") and Unitil Service Corp. ("Unitil Service" and, together with Fitchburg, Unitil Energy, Unitil Power, Unitil Realty and Unitil Resources, the "Subsidiaries" or "Money Pool Participants"),/1 hereby submit this application-declaration on Form U-1 (the "Application-Declaration") with the Securities and Exchange Commission (the "Commission") for the authorization and approval under Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and the Rules 43, 45 and 52 thereunder with respect to the following transactions:

     (a) short-term borrowing by Unitil through June 30, 2006 on a revolving basis under current and proposed unsecured facilities from certain banks up to an aggregate amount of $55 million for a period of time through June 30, 2006 to be used in connection with (i) loans or advances to Subsidiaries through the Pooling Agreement (as defined below), (ii) payment of indebtedness, (iii) short-term cash needs which may arise due to payment timing differences, and (iv) other general purposes;

     (b) short-term borrowings by Fitchburg/2 through June 30, 2006 pursuant to formal or informal credit lines up to $35 million; and

     (c) the continued use of the system money pool ("Money Pool") by Unitil and the Money Pool Participants,/3 pursuant to the Cash Pooling and Loan Agreement (the "Pooling Agreement") among Unitil and the Money Pool Participants dated as of February 1, 1985, as amended (attached hereto as Exhibit B-1), and for the other Applicants to make loans to Fitchburg through the Money Pool in an amount not to exceed $35 million through June 30, 2006.

     By order dated June 9, 2000, the Applicants are currently authorized to make unsecured short-term borrowings in the amount of $45 million for Unitil and $30 million for Fitchburg and

--------
1 For purposes of this Application-Declaration, Unitil and the Subsidiaries are collectively referred to as the "Applicants."

2 Unitil Energy has obtained authorization for its short-term borrowings from the New Hampshire Public Utilities Commission. Moreover, any such short-term borrowings will be used solely for the purpose of financing its business at interest rates and with maturity dates that would parallel the effective short-term cost of capital of the associate company lending the funds on any given date. Accordingly, such short-term borrowings by Unitil Energy are exempt from the prior approval requirements of Sections 6 and 9 of the Act under Rule 52(a) and (d).

3 Unitil Power, Unitil Realty, Unitil Resources and Unitil Services are non-utility Subsidiaries of Unitil whose short-term borrowings will be used solely for the purpose of financing their respective businesses at interest rates and with maturity dates that would parallel the effective short-term cost of capital of the associate company lending the funds on any given date. Accordingly, such transactions are exempt from the prior approval requirements of Sections 6 and 9 of the Act under Rule 52(b) and (d).


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to operate under the Money Pool, as more fully described in the joint application-declaration on Form U-1, as amended, in File No. 70-09633, and the Commission's order with respect thereto (HCAR No. 35-27182). In accordance with the Commission's order of December 2, 2002 (HCAR No. 35-27609), Unitil's two New Hampshire utilities, Concord Electric Company ("CECo") and Exeter & Hampton Electric Company ("E&H"), merged to form Unitil Energy. Unitil Energy is a participant in the Money Pool. The Applicants will continue to file reports on short-term borrowings and Money Pool transactions on a quarterly basis within 30 days after the end of each calendar quarter, which shall contain, for each company, (i) the maximum principal amount of short-term borrowings outstanding,
(ii) the average interest rate for the Money Pool borrowings for the period,
(iii) the maximum amount outstanding during the period for each source of outside borrowings and (iv) the common equity capital as a percent of total capitalization (composed of common equity, preferred stock, long-term and short-term debt) for each of Unitil (on a consolidated basis), and Fitchburg and Unitil Energy .

     The Applicants are requesting an increase in the amount of short-term debt authorization with respect to Unitil and Fitchburg in order to better ensure that the system is able to meet its working capital and capital expenditure in increasingly volatile markets, particularly with respect to the utilities' gas and electric supply. In the winter of 2001 and again in the winter of 2003, natural gas and oil commodity prices have both reached new highs and have been extremely volatile. This combination of quick swings to high prices increases the need for the Applicants to have rapid access to working capital. Other factors that are expected to increase the Company's working capital requirements in 2003 include increased power supply restructuring related cost recovery deferrals and higher power supply related collateral and assurance requirements. In addition, Unitil has a utility system construction program in place that is expected to result in capital expenditures of over $21 million in 2003. This construction spending principally relates to required system improvements and customer growth projects that Unitil believes will benefit both its customers as a result of improved service and shareholders as a result of growth in its core operations.

     The proposed transactions may be subject to Rules 53 and 54 under the Act. Neither Unitil nor any Subsidiary thereof presently has, or as a consequence of the proposed transactions will have, an interest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as those terms are defined in Sections 32 and 33 of the Act, respectively. None of the proceeds from the proposed transactions will be used to acquire any securities of, or any interest in, an EWG or FUCO. Consequently, all applicable requirements of Rule 53(a)-(c) under the Act are satisfied as required by Rule 54 under the Act.

     The authorization sought herein, other than the continued operation of the Money Pool, shall be conditioned on Unitil, Unitil Energy and Fitchburg maintaining a common equity level (as reflected in the most recent 10-K or 10-Q filed with the Commission under the Securities and Exchange Act of 1934, as amended, ("1934 Act") adjusted to reflect changes in capitalization since the balance sheet date therein) of at least 30% of its consolidated capitalization (composed of common equity, preferred stock, short-term and long-term debt) during the period of authorization.

     No securities (apart from securities issued for the purpose of funding money pool operations) may be issued in reliance upon any order granted hereunder, unless: (i) the debt


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security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of Unitil that are rated are rated investment grade. For purposes of this condition, a security will be considered rated investment grade if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs
(c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the 1934 Act./4 Applicants request that the Commission reserve jurisdiction over (a) the issuance of any securities that are rated below investment grade and (b) the issuance of any securities at any time that the conditions set forth in clauses (i) through
(iii) above are not satisfied.

     A.   Bank Borrowing by Unitil

     In this Application-Declaration, Unitil seeks to extend the authorization through June 30, 2006 for its short-term bank borrowing arrangements and increase its short-term borrowing limit to $55 million, as described herein.

     As of March 2003 Unitil had three unsecured lines of credit: a $21 million unsecured line of credit from Fleet National Bank (attached hereto as Exhibit B-2), an $11 unsecured line of credit from Sovereign Bank (attached hereto as Exhibit B-3), and a $13 million unsecured line of credit from Citizens Bank (attached hereto as Exhibit B-4).

          (i)  Fleet National Bank

     The $21 million unsecured line of credit is available to Unitil through June 30, 2004. The interest rate for borrowing under the facility shall be either (a) the rate of interest announced publicly by Fleet National Bank as its Base Rate or (b) the Money Market Rate, as elected by Unitil. In addition to this line of credit, Fleet National Bank has approved an informal money market lending arrangement for minimum amounts of $500,000, at fixed rates out to ninety days, that is available to Unitil through June 30, 2004. The unsecured line of credit and the informal money market lending arrangement are each available to Unitil subject to the bank's continued satisfaction with the financial condition of Unitil and the Subsidiaries and to no substantive changes in monetary or governmental regulations.

          (ii) Sovereign Bank

     The $11 million unsecured line of credit is available to Unitil through June 30, 2004. The interest rate for borrowing under the facility is equal to either (a) the rate of interest announced by Sovereign Bank as its Prime Rate or
(b) a fixed rate based on an index plus a margin to be determined by Sovereign Bank, as elected by Unitil. This line is available to Unitil subject to the bank's continued satisfaction with the financial condition of Unitil and the Subsidiaries and to no substantive changes in monetary or governmental regulations.

--------
4 Applicants note that none of the outstanding debt securities of Unitil, Fitchburg or Unitil Energy have been issued in a public offering and none are currently rated by a nationally recognized statistical ratings organization.


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

          (iii) Citizens Bank New Hampshire

     The $13 million unsecured line of credit is available to Unitil through August 31, 2003. The interest rate for borrowing under the facility is equal to either (a) the Wall Street Journal Prime rate, or (b) the London Interbank Offered Rate ("LIBOR") as in effect on the date of the loan plus a margin to be determined by Citizens Bank, as elected by Unitil. This line is available to Unitil subject to the bank's continued satisfaction with the financial condition of Unitil and the Subsidiaries and to no substantive changes in monetary or governmental regulations.

     The term "Base Rate," as used in the above discussion of Unitil's short-term borrowing facilities, is synonymous with the prime rate, which is the interest rate per annum from time to time announced and made effective by a bank as the Base Rate, or as the case may be, the Base, reference or other similar rate then designated by it for general commercial lending reference purposes, it being understood that such rate is a reference rate, not necessarily the lowest, established from time to time which serves as the basis upon which effective rates of interest are calculated for loan making reference thereto.

     The term "Money Market Rate," as used in the above discussion of Unitil's short-term borrowing facilities, is the overnight or term money market facilities interest rate per annum which is communicated to Unitil by a bank.

     Money Market Rates are offered by certain banks at a given point in time and will vary depending on a number of factors including: the availability of bank funds, the bank's internal cost of funding, the creditworthiness of the borrower, the term of the loan, the size of the loan and the degree of competition among banks in a market. The Money Market Rate offered by a bank is normally a lower rate with more favorable terms and conditions than it Base Rate. Under its short-term bank borrowing facilities, Unitil borrows at Money Market Rates when such rates are available and more favorable than Base Rates. Any borrowings at Money Market Rates, under current facilities proposed below, do not and will not exceed the Base Rate for unsecured loans by the same bank.

     Unitil proposes to issue short-term notes pursuant to both formal and informal lines of credit with lending institutions. Unitil's current borrowing agreements, described above and attached as Exhibits B-2, B-3 and B-4 are typical of the forms of short-term notes proposed to be used by Unitil. Short-term unsecured promissory notes will be issued by Unitil to a particular lending institution prior to the first borrowing under that promissory note. Borrowings will be evidenced on a "grid" schedule, in the form attached to each promissory note and will be recorded the day that the request for borrowing is made. The bank holding the respective promissory notes will maintain the record of borrowings and repayments without the necessity of issuing additional notes. Unitil anticipates that the promissory notes used may vary from the forms described above to reflect customary terms or particular lending practices and policies of different lending institutions, but otherwise will be substantially similar.

     Unitil's present and proposed short-term borrowing arrangements provide, and will provide, for borrowings at any of the rates described above and may be subject to prepayment at the borrower's option, as the case may be. The borrowing rate shall change as the base rate changes. Short-term notes may provide informal borrowings at sub-prime rate or Money Market


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Rate which may be made available under each credit line arrangement. Money
Market Rates are fixed rates. Under Unitil's current short-term borrowing arrangements, Money Market Rate borrowings are not subject to prepayment. Money Market Rate borrowings under the proposed facilities may or may not be subject to prepayment.

     Borrowings under the proposed credit agreements will not exceed the shorter of the term of the particular line of credit or nine months. Short-term notes issued on a transactional basis, will be dated as of the date of issue, will have a maximum term of nine months and will bear interest at the Base or Money Market Rate, described above.

     Unitil requests authority to obtain both formal and informal credit lines with a number of lending institutions. Formal credit lines under the proposed facilities may be subject to compensating balances and/or fee requirements. Compensating balance requirements will not exceed 5% of the committed credit line amount, and fees will not exceed 50 basis points times the total line of credit. Unitil may change its credit line arrangements and obtain additional formal or informal credit lines over time. The continued availability of such credit lines is subject to the continued review of the lending institutions. In the future, Unitil may choose to formalize its banking relationship with its banks through a syndicated credit facility. A syndicated credit facility would allow Unitil to receive the administrative and economic efficiencies of coordinated banking relationships. The duration of any such facility would not exceed 365 days.

     Unitil requests authority to renew and extend current short-term borrowings under the existing and proposed facilities as such borrowings mature and/or obtain credit lines with other lending institutions under similar conditions, to refund such short-term borrowings with other, similar short-term borrowings, to repay such short-term borrowings or to increase their amount from time to time up to an aggregate amount of $55 million. Unitil requests that the authority to undertake new short-term borrowing be granted through June 30, 2006.

     Unitil anticipates its working capital requirements to increase in the future, due in part to unstable natural gas and purchase power prices, utility capital construction expenditures, increased power supply restructuring cost recovery deferrals and power supply-related and assurance costs. Unitil expects to use the proceeds derived from short-term bank borrowings authorized by this Commission pursuant to this application/declaration for: (i) loans or advances to Subsidiaries through the Pooling Agreement, (ii) payment of indebtedness,
(iii) short-term cash needs which may arise due to payment timing differences, and (iv) other general purposes

     B.   Short-Term Borrowing by Fitchburg - Pooling Agreement and Other

     Fitchburg requests that it be authorized by the Commission to incur short-term borrowings from the Money Pool and direct borrowings from commercial banks, in an aggregate principal amount at any one time outstanding not to exceed $35 million, and to increase the amount it is authorized to have outstanding at any time under such arrangements to $35 million, as described herein.

     It is anticipated that most short-term borrowings by Fitchburg will be made pursuant to the Pooling Agreement. However, Fitchburg may borrow from parties outside of the Pooling


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Agreement. Accordingly, Fitchburg seeks Commission authorization for short-term borrowings up to $35 million through the Pooling Agreement and through direct borrowings from commercial banks.

     Fitchburg will use the proceeds from its short-term borrowing primarily to meet working capital requirements and provide interim financing for its utility construction expenditures. In addition to construction and other physical improvements, the funds will be used for permitted debt and preferred stock sinking fund redemptions.

     Any short-term borrowing from commercial banks undertaken by Fitchburg will be under terms and conditions similar to the terms and conditions of the current short-term borrowing agreements between Unitil and its commercial banks described above in Section A. Fitchburg proposes to issue short-term notes pursuant to both formal and informal lines of credit with lending institutions. Short-term promissory notes are expected to be issued to a particular lending institution prior to the first borrowing under that promissory note from that lender. Borrowings will be evidenced on a so called "grid" schedule, in the form attached to each promissory note and will be recorded the day that the request for borrowing is made. The bank holding the respective promissory notes will maintain the record of borrowings and repayments without the necessity of issuing additional notes. Fitchburg anticipates that the promissory notes used may vary from the forms described above to reflect customary terms or particular lending practices and policies of different lending institutions, but otherwise will be substantially similar.

     Short-term borrowing arrangements will provide for borrowings at the so-called "Base Rate" or "prime rate" and will be subject to prepayment at the borrower's option. In addition, short-term notes may provide informal borrowings at alternate Base Rates, sub-prime rates or Money Market Rates which are to be made available under the line of credit arrangements. Money Market Rates are fixed rate loans and may or may not be subject to prepayment. Any borrowing at Money Market Rates will be at a rate not to exceed the prime rate for unsecured loans by the same bank.

     Borrowings under credit agreements with commercial banks will not exceed the shorter of the term of the particular line of credit or nine months. Short-term notes issued on a transactional basis will be dated as of the date of issue, will have a maximum term of nine months and will bear interest at the Base or Money Market Rate described above.

     Fitchburg requests authority to obtain both formal and informal credit lines with a number of lending institutions. Formal credit lines may be subject to compensating balances and/or fee requirements. Compensating balance requirements will not exceed 5% of the committed credit line amount, and fees will not exceed 50 basis points times the total line of credit. Fitchburg may change its credit line arrangements and obtain additional formal or informal credit lines over time.

     Pursuant to the requirements of Rule 24 under the Act, Unitil and its Subsidiaries have filed a quarterly report on short-term borrowings and money pool transactions as required by the Commission's order approving short-term borrowings and the Unitil Money Pool. Pro Forma Balance Sheets and Income Statements for Unitil and Fitchburg giving effect to requested maximum borrowings are attached.


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     C.   Pooling Agreement

     All the Applicants currently participate in the Money Pool pursuant to the Pooling Agreement among Unitil and the Money Pool Participants. The Pooling Agreement allows Unitil and the Money Pool Participants to invest their surplus funds and the Money Pool Participants to obtain advances (i.e., borrow funds) from the System's Money Pool./5 Unitil Service administers the Money Pool for Unitil and the Money Pool Participants on an "at cost basis." This arrangement is used to: (i) provide the Money Pool Participants with funds supplied internally by Unitil and the Money Pool Participants (i.e., surplus funds) and from external sources (i.e., bank borrowings), as described below; and (ii) invest surplus funds of Unitil and the Money Pool Participants in various short-term money market instruments. Any issuance of debt securities under the Money Pool shall have a maximum term of nine months.

     The Money Pool offers several advantages to Unitil and the Money Pool Participants, including: lower overall short-term borrowing costs; a mechanism for each Money Pool Participant to earn a higher return on interest from surplus funds; and a decreased reliance on external funding sources. Lower borrowing costs are derived from the elimination of the additional banking fees that would be required if each Money Pool Participant had to maintain its own lines of credit and borrow on its own, and from reduction in the short-term cost of money when Unitil borrows, in the aggregate, on behalf of the Money Pool Participants, as opposed to each Money Pool Participant borrowing on its own. In addition, the Money Pool provides a mechanism for each Money Pool Participant to earn short-term interest on surplus funds that are loaned to other Money Pool Participants, at a rate normally charged by Unitil's lead bank instead of at the prevailing short-term investment rate. In addition to commercial paper, the Money Pool may invest surplus funds in various institutional money market funds (as defined by the Investment Company Act of 1940) or comparable interest bearing instruments which seek to obtain a high level of current income while preserving principal and liquidity. Overall, the Money Pool arrangement allows Unitil and the Money Pool Participants to effectively maximize the use of internally generated funds and, thereby, decrease the reliance on external funding sources.

     Applicants seek authorization for the continued use of the Money Pool by Unitil and the Money Pool Participants through June 30, 2006. Additionally, Fitchburg seeks approval to make loans to the other Money Pool Participants and incur borrowings from the other Applicants, and the other Applicants seek approval to make loans to Fitchburg, in each case through June 30, 2006.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

--------
5 Unitil may incur short-term borrowings up to an aggregate amount of $55 million outstanding at any time which may be loaned or advanced to the Money Pool Participants through the Pooling Agreement. Fitchburg may borrow up to an aggregate amount of $35 million outstanding at any time.

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         Legal fees....................................   $6,000
         Miscellaneous.................................   $3,000
                  Total................................   $9,000

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

     Sections 6(a), 7, 9(a), 10 and 12(b) of the Act, and Rules 43, 45 and 52 thereunder, are directly applicable to this Application-Declaration.

ITEM 4.  REGULATORY APPROVALS

     The Money Pool has already been approved by the Massachusetts Department of Telecommunications and Energy with respect to Fitchburg and the New Hampshire Public Utilities Commission with respect to Unitil, Unitil Energy and Unitil Power. No state or federal agency other than the Commission has jurisdiction with respect to any of the proposed transactions other than as described in this item.

ITEM 5.  PROCEDURE

     On May 16, 2003, the Commission published the requisite notice under Rule 23 with respect to this Application-Declaration; and such notice specified June 10, 2003 as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission. Applicants are unaware of any comments having been timely filed with the Commission regarding this Application-Declaration. Applicants request that the Commission enter not later than June 30, 2003, an appropriate order granting and permitting this Application-Declaration to become effective.

     No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

     (a)  Exhibits

               Exhibit No.               Description of Exhibit
               -----------               ----------------------

                  B-1 Cash Pooling and Loan Agreement, as amended (Filed with the Commission as Exhibit A-1 to Form U-1 File No. 70-8623 and incorporated by reference herein).

                  B-1.1 Amendment No. 4 to Cash Pooling and Loan Agreement. (previously filed)


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               Exhibit No.               Description of Exhibit
               -----------               ----------------------

                  B-2 Line of Credit and Promissory Note from Fleet National Bank (previously filed).

                  B-3 Line of Credit and Promissory Note from Sovereign Bank (previously filed).

                  B-4 Line of Credit and Promissory Note from Citizens Bank (previously filed).

                  D-1 New Hampshire Public Utilities Commission Order No. 18,416 (Filed with the Commission as Exhibit D-3 to Form U-1 File No. 70-8066 and incorporated by reference herein).

                  D-2 New Hampshire Public Utilities Commission Order No. 24,072 (Filed with the Commission as Exhibit C-3 to Form U-1 File No. 70-10084 and incorporated by reference herein).

                  D-3 Massachusetts Department of Public Utilities Commission Order No. MDPU 89-66 (Filed with the Commission as Exhibit D-5 to Form U-1 File No. 70-8066 and incorporated by reference herein).

                  F-1    Opinion of Counsel .

                  F-2    "Past Tense" Opinion of Counsel (To be filed by
                         Amendment).

                  G-1    Proposed Form of Notice. (previously filed)

     (b)  Financial Statements

                   No.               Description of Financial Statement
                   ---               ----------------------------------

                  FS-1 Unitil Corporation and Subsidiary Companies Consolidated Actual Balance Sheet and Statement of Earnings, December 31, 2002 and Unaudited Actual Balance Sheet and Statement of Earnings, March 31, 2003 (Filed with the Commission with Unitil's 10-K for the year ended December 31, 2002 and 10-Q for the quarter ended March 31, 2003, and incorporated by reference herein).

                  FS-2 Unitil Corporation and Subsidiary Companies Consolidated Pro Forma Balance Sheet and Statement of Earnings. (previously filed)


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                   No.               Description of Financial Statement
                   ---               ----------------------------------

                  FS-3 Unitil Corporation (Company Only) Actual and Pro Forma Balance Sheet and Statement of Earnings. (previously filed)

                  FS-4 Fitchburg Actual and Pro Forma Balance Sheet and Statement of Earnings. (previously filed)

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Application-Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.


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                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:   June 30, 2003


                                 UNITIL CORPORATION


                                 By: /s/ Mark H. Collin
                                    --------------------------------------------
                                 Name: Mark H. Collin
                                 Title:   Senior Vice President, Chief Financial
                                 Officer & Treasurer


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